

Mail Stop 4720

December 21, 2017

Robert Gorman
Chief Financial Officer
Union Bankshares Corporation
1051 East Cary Street
Richmond, Virginia 23219

> **Re:** **Union Bankshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed October 18, 2017**
> **File No. 000-20293**

Dear Mr. Gorman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

December 31, 2016 Form 10-K

Non-GAAP Measures, page 54

1. We note your presentations of Core Net Interest Income FTE and Core Net Interest Margin exclude the impact of purchase accounting. It appears that disclosing financial metrics simply excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, please do not disclose financial metrics that exclude the impact of purchase accounting.

2. We note your presentations of Adjusted ALL and ALL Ratio, adjusted for acquisition accounting, add the remaining fair value mark on acquired performing loans to the GAAP allowance for loan losses. These measures represent an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G since the ratios imply that the principal loss discounts are available to absorb credit losses on non-acquired loans. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance. Therefore, in future filings, please do not disclose financial metrics that add back the fair value mark on acquired loans.

Form 8-K Filed October 18, 2017

3. In your earnings press release you present the non-GAAP financial measures, net operating earnings and operating earnings per share prior to the comparable GAAP measures. This causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. In future filings, please revise your disclosure to provide equal or greater prominence of the comparable GAAP measures. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at (202) 551-3437 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services